Reply to the Attention of:	Elizabeth McGregor
Direct Line:	775-448-5818
Fax:	775-825-8938
Email:	emcgregor@tahoeresources.com

July 13, 2018

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America

Attention:	Rufus Decker, Accounting Branch Chief, Office of Beverages, Apparel and Mining

Re:	TAHOE RESOURCES INC. (the "Company")
Form 40-F for Fiscal Year Ended December 31, 2017
Letter dated June 15, 2018
File No. 001-35531

Dear Mr. Decker:

We write in response to the letter (the "Comment Letter") of June 15, 2018 from the Securities and Exchange Commission (the "Commission" or the "SEC") commenting on the Form 40-F (the "40-F”) for the Year Ended December 31, 2017 filed with the Commission by the Company on February 23, 2018.

Below please find our response to the Comment Letter. The SEC comment to Note 25 of the Notes to the Consolidated Financial Statements is in italics, followed by the Company’s response:

Form 40-F for Fiscal Year Ended December 31, 2017
Exhibit 99.2 Consolidated Financial Statements
Notes to the Consolidated Financial Statements
25. Segmented Information, page 34

1. Your disclosure in footnote (5) to the table indicates that depreciation expense for the La Arena and Shahuindo mines includes a true-up of $11.3 million related to prior years. Please explain in further detail the nature of this depreciation true-up recognized during 2017 and the guidance in IFRS that you considered when determining the amount to recognize and when to recognize it. Specifically address IAS 8 and IAS 16 in your response.

Phone: 775.448–5800 |	Fax: 775.825.8938
5310 Kietzke Lane, Suite 200 |	Reno Nevada 89511 USA

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Response

In December 2017, management identified an immaterial error in the calculation of the depletion at our mines in Peru – the La Arena and the Shahuindo mines. This error was identified through the operation of a management review control during the fourth quarter and at December 31, 2017. The Peruvian mines were acquired in 2015 in connection with the acquisition of Rio Alto Mining Limited and recognized at their fair value at that date. While the initial recorded fair value was accurate, an error in the calculation of the depletion arose following the date of acquisition to the third quarter of 2017 as a result of using an incorrect asset value for purposes of the depletion calculation.

Per IAS 16 Property, Plant and Equipment (“IAS 16”) for all depreciable assets:

The depreciation amount (cost less residual value) should be allocated on a systematic basis over the asset’s useful life.

In this case, we have calculated an incorrect amount for depreciation and depletion over the period from acquisition in 2015 through the third quarter of 2017 as, per IAS 16, the depreciation amount used in the calculation was not accurate. As both the La Arena and Shahuindo mines had impairments recognized in 2015, any adjustment to the depreciation and depletion expense would have resulted in a corresponding change to the impairment, therefore, the impact of the depletion calculation error was limited to the periods from January 1, 2016 forward. The depreciation and depletion expense should have been known and did not reflect an estimate uncertainty. Accordingly, this difference is an error rather than a change in policy or accounting estimate.

Per IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, an item is material if:

Materiality. Omissions or misstatements of items are material if they could, by their size or nature, individually or collectively, influence the economic decisions of users taken on the basis of the financial statements.

Further guidance on “materiality” is provided in Staff Accounting Bulletin 99 (“SAB 99”) part 1 subsection M, which by reference to the Supreme Court’s decisions in TSC Industries v. Northway and Basic v. Levinson, states in its relevant part that:

Under the governing principles, an assessment of materiality requires that one views the facts in the context of the “surrounding circumstances,” as the accounting literature puts it, or the “total mix” of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item.
[…]

The FASB rejected a formulaic approach to discharging “the onerous duty of making materiality decisions” in favor of an approach that takes into account all the relevant considerations. In so doing, it made clear that — [M]agnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment.

In accordance with the IAS 8 and SAB 99 guidance above, we analyzed the materiality of the identified error from both a quantitative and qualitative perspective and looked at the impact of the error on a reasonable investor. Based upon such review and analysis we concluded that the misstatement to the 2016 financial periods was not material, and the correction of the error in 2017 was not material to the 2017 financial period.

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As such, consistent with the guidance of IAS 8 we included an adjustment in the Q4 2017 results to reflect the correction of the error. Although we did not explicitly disclose this as an error correction, since the error was not material to the prior or current year financials, a one-time adjustment was made to the financial statement in the period the error was identified. This resulted in the Company recording an increase to depreciation and depletion expense of $11.3 million in 2017 relating to 2016, which was offset by the corresponding $4.0 million impact on the deferred tax recovery for a total net earnings impact of $7.3 million in 2017 related to 2016.

Should you or the staff have any additional questions please contact me at 775-448-5818 or emcgregor@tahoeresources.com.

/s/ Elizabeth McGregor
Executive Vice President and Chief Financial Officer

cc: Cassandra Joseph, Associate General Counsel, Tahoe Resources Inc.
David S. Stone, Neal, Gerber &Eisenberg, LLP